

March 27, 2013

Via E-mail
Michael L. Babich
President and Chief Executive Officer
Insys Therapeutics, Inc.
444 South Ellis Street
Chandler, Arizona 85224

> **Re: Insys Therapeutics, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed February 27, 2013**
> **File No. 333-173154**

Dear Mr. Babich:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing the next amendment to your registration statement or the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary
Our Products and Product Candidates, page 2

2. In your footnote concerning your product candidates here and on page 91, briefly describe the 505(b)(2) regulatory pathway.

3. In your discussion of "Dronabinol Product Family," please explain the significance of dronabinol API being classified as a Schedule I material.

Risks Associated with Our Business, page 4

4. In your first bullet point, please include your accumulated deficit as of December 31, 2012.

5. In your eighth bullet point, please quantify your operating expenses in fiscal years 2011 and 2012.

6. Please include a bullet point concerning your current level of indebtedness, including its amount and how this could affect your ability to raise additional capital.

Implications of Being an "Emerging Growth Company," page 5

7. Please state here that you were eligible to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies but that you have irrevocably elected not to do so.

Risk Factors

"We or our collaborators may not be successful in executing sales or marketing strategies for Subsys, Dronabinol SG Capsule or any additional product candidates for which we obtain regulatory approval," page 12

8. Please summarize here the early termination provisions of your agreement with Mylan Pharmaceuticals Inc.

"We may not be able to obtain regulatory approval for Dronabinol Oral Solution, which would limit our future growth prospects," page 13

9. Please include here your current estimate of the cost of obtaining FDA approval for Dronabinol Oral Solution.

"We rely on third parties to perform many necessary services for Subsys, including services related to distribution, invoicing, storage and transportation, and expect to do so for any future branded proprietary products, if approved," page 20

10. Please state whether or not you have a services agreement with Cardinal Health 105, Inc. (a/k/a Specialty Pharmaceutical Services) and any other service providers on which you rely and, if so, please either file these agreements as exhibits to your registration statement or explain why you believe they are not material.

Market, Industry and Other Data, page 60

11. Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. The statement "we have not independently verified any third-party information" appears to imply that you are not taking liability for the industry, market and other data included in your registration statement. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete this statement or include a statement specifically accepting liability for these statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expenses, page 71

12. Please provide a quantitative discussion of the nature of research and development expenses for each period presented.

Significant Accounting Policies and Estimates
Revenue Recognition, page 75

13. We acknowledge your revenue recognition policy within your Summary of Significant Accounting Policies within your Notes to the Consolidated Financial Statements. We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns (when applicable), chargebacks, rebates and other discounts and allowances could be improved. Please provide us proposed disclosure to be included in future periodic reports to address the following:
   - The amount of each accrual at the balance sheet date.
   - If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
   - Include a roll forward of the liability for each estimate for each applicable period presented showing the following:
       o Beginning balance,
       o Current provision related to sales made in current period,
       o Current provision related to sales made in prior periods,
       o Actual returns or credits in current period related to sales made in current period,

                 o   Actual returns or credits in current period related to sales made in prior periods, and
                 o   Ending balance.

- Commencing with the period ended March 31, 2013, in your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. chargebacks, rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations, to the extent such amounts are material.

Common Stock Valuations, page 79

14. With respect to your disclosure on the common stock valuation, once you can reasonably estimate the IPO price, please qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price. Please note we may have additional comments once the IPO range is known.

Business, page 88

15. Here and throughout your prospectus, as applicable, please elaborate on the status of your development of Dronabinol Oral Solution. In particular, please indicate the date and nature of your pre-NDA meeting with the FDA, the anticipated timeline for submission of the NDA and the remaining steps precedent that the company must take before it will be in a position to submit the NDA.

Executive Compensation, page 124

16. Please include the executive compensation information in your Summary Compensation table for the fiscal year ended 2010, as you provided this information in prior amendments. Please refer to paragraph 1 of Instruction 1 to Item 402(c) of Regulation S-K. Although not required under the terms of this instruction, please consider including such information for the fiscal year ended 2011 as well.

Index to Consolidated Financial Statements
Notes to Consolidated Financial Statements
11. Stock-based Compensation
Stock Option Valuation Information, page F-21

17. With respect to your stock-based compensation disclosure, please address the following:
    - Tell us why you do not provide the disclosures required under ASC 718-10-50-2-d-2 for fiscal 2011.
    - You disclose the range of volatilities used in fiscal 2011. Please tell us why you do not disclose the weighted-average expected volatility. Refer to ASC 718-10-50-2-f-2ii.

- Additionally, please tell us why the expected volatility decreased drastically from a range of 108.1% to 109.2% in fiscal 2011 to 65% in fiscal 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Matthew T. Browne.
        Charles S. Kim
        Sean M. Clayton
        Cooley LLP
        4401 Eastgate Mall
        San Diego, California 92121